                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                           ---------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 59

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4
                           ---------------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                           ---------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 April 27, 2005
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                  13D


1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)            (a)    [x]
    As to a group consisting of persons other than Covered Persons   (b)    [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
    PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER: 0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8.  SHARED VOTING POWER (See Item 6) (Applies to each person
 BENEFICIALLY       listed on Appendix A.)
   OWNED BY         37,467,064 Voting Shares(2) held by Covered Persons
   REPORTING        27,870 Shared Ownership Shares held by Covered Persons(3)
    PERSON          20,418,973 Sixty Day Shares held by Covered Persons(4)
     WITH           2,152,431 Other Shares held by Covered Persons(5)
                ----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
                ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     60,066,338
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.24%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
     Reporting Entities(1) that are corporations; OO as to Reporting
     Entities that are trusts

----------
(1)   For a definition of this term, please see Item 2.
(2)   For a definition of this term, please see Item 6.
(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
(5) "Other Shares" include: (i) 468,580 shares of Common Stock held by 33 private charitable foundations established by 26 Covered Persons; (ii) 1,683,560 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

             ITEM 1                       ITEM 6
             ------                       ------
                                        CITIZENSHIP
                                      (UNITED STATES
                                     UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS            INDICATED)
   --------------------------            ----------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                            Pakistan
Yusuf A. Aliredha                        Bahrain
Philippe J. Altuzarra                     France
John A. Ashdown                             UK
Akio Asuke                                Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                         Morocco
Milton R. Berlinski                  The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Jean-Luc Biamonti                         Monaco
Lloyd C. Blankfein
Charles W.A. Bott                           UK
Craig W. Broderick
Richard J. Bronks                           UK
John J. Bu
Lawrence V. Calcano
Richard M. Campbell-Breeden                 UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                        Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                             Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                     Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                               UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                        Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                           Canada
Neil D. Crowder
Matthew H. Cyzer                            UK
Michael D. Daffey                       Australia
John S. Daly                             Ireland
Stephen D. Daniel                         Canada
Philip M. Darivoff
Diego De Giorgi                           Italy
Michael G. De Lathauwer                  Belgium
Francois-Xavier de Mallmann         France/Switzerland
Daniel L. Dees
Mark Dehnert
Paul C. Deighton                            UK
James Del Favero                        Australia
Juan A. Del Rivero                        Spain
Martin R. Devenish                          UK
Armando A. Diaz
Alexander C. Dibelius                    Germany
Simon P. Dingemans                          UK
Joseph P. DiSabato
Suzanne O. Donohoe
Mario Draghi                              Italy
William C. Dudley
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                            France
Kenneth M. Eberts III
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                         Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                          Canada
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                   Australia
Pierre-Henri Flamand                      France
Edward C. Forst
Christopher G. French                       UK
Richard A. Friedman

             ITEM 1                       ITEM 6
             ------                       ------
                                        CITIZENSHIP
                                      (UNITED STATES
                                     UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS            INDICATED)
   --------------------------            ----------
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                          Ireland
Peter C. Gerhard
Rajiv A. Ghatalia                         India
Robert R. Gheewalla
Scott A. Gieselman
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                        Ireland/
                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
Frank J. Governali
William M. Grathwohl
Stefan Green                            Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                              India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                           Japan
A. John Hass
Keith L. Hayes                              UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                           Germany
Philip Holzer                            Germany
Robert Howard
Zu Liu Frederick Hu                       China
Edith A. Hunt
Phillip S. Hylander                         UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                          Ireland
Robert C. Jones
Ravindra J. Joseph                        UK/USA
David A. Kaplan
Robert S. Kaplan
Scott B. Kapnick
Toshinobu Kasai                           Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                         Germany
Kevin W. Kennedy
Thomas J. Kenny
Philippe Khuong-Huu                       France
Douglas W. Kimmelman
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                          Japan
Remy Klammers                             France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                           France
Johan Leven                               Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                            UK
Anthony W. Ling                             UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                          UK
Mark G. Machin                              UK
John A. Mahoney
Charles G. R. Manby                         UK
Robert J. Markwick                          UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                            UK
Mark E. McGoldrick
Stephen J. McGuinness

             ITEM 1                       ITEM 6
             ------                       ------
                                        CITIZENSHIP
                                      (UNITED STATES
                                     UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS            INDICATED)
   --------------------------            ----------
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                          India
Michael R. Miele
Therese L. Miller
Masanori Mochida                          Japan
Philip J. Moffitt                       Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                             UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                    UK
Gregory T. Mount
Donald R. Mullen
Marc O. Nachmann                         Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                          Canada
Terence J. O'Neill                          UK
Timothy J. O'Neill
Richard T. Ong                           Malaysia
Taneki Ono                                Japan
Nigel M. O'Sullivan                         UK
Fumiko Ozawa                              Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                           UK
Geoffrey M. Parker
Sanjay H. Patel                           India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                            Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                 Canada
John J. Rafter                           Ireland
Charlotte P. Ransom                         UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Emmanuel Roman                            France
Eileen P. Rominger
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                            Japan
Pablo J. Salame                          Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                           Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                            UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                         UK
Ravi M. Singh
Ravi Sinha                              India/USA
Edward M. Siskind
Jeffrey S. Sloan
Michael M. Smith
Sarah E. Smith                              UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                             Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                        Germany
David H. Tenney
Mark R. Tercek
Massimo Tononi                            Italy

             ITEM 1                       ITEM 6
             ------                       ------
                                        CITIZENSHIP
                                      (UNITED STATES
                                     UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS            INDICATED)
   --------------------------            ----------
Mark J. Tracey                              UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                            Hong Kong
Robert B. Tudor III
Eiji Ueda                                 Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                         Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                           Germany
John S. Weinberg
Peter A. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                           UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                         Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                             Italy
Yoel Zaoui                                France
Jide J. Zeitlin
Kevin Zhang                               China

Reporting Entities

                ITEM 1                                              ITEM 6                  NAME OF ESTABLISHING
            NAME OF ENTITY                TYPE OF ENTITY     PLACE OF ORGANIZATION             COVERED PERSON
            --------------                --------------     ---------------------             --------------
Anahue Limited                             Corporation              Jersey                  Andrew A. Chisholm
Bott 2004 Settlement                          Trust                   UK                     Charles W.A. Bott
Campbell-Breeden 2004 Settlement              Trust                   UK                Richard M. Campbell-Breeden
Chambolle Limited                          Corporation              Jersey                    Emmanuel Roman
Deighton 2004 Settlement                      Trust                   UK                     Paul C. Deighton
Devenish 2004 Settlement                      Trust                   UK                    Martin R. Devenish
Dingemans 2004 Settlement                     Trust                   UK                    Simon P. Dingemans
Drayton 2004 Settlement                       Trust                   UK                       Karen R. Cook
French 2004 Settlement                        Trust                   UK                   Christopher G. French
HJS2 Limited                               Corporation          Cayman Islands                 Hsueh J. Sung
Ling 2004 Settlement                          Trust                   UK                      Anthony W. Ling
Manby 2004 Settlement                         Trust                   UK                    Charles G.R. Manby
Markwick 2004 Settlement                      Trust                   UK                    Robert J. Markwick
O'Neill 2004 Trust                            Trust                   UK                    Terence J. O'Neill
Ransom 2004 Settlement                        Trust                   UK                    Charlotte P. Ransom
RJG Holding Company                        Corporation          Cayman Islands               Richard J. Gnodde
Robinelli Limited                          Corporation              Jersey                  Claudio Costamagna
Sharp 2004 Settlement                         Trust                   UK                     Richard S. Sharp
Sherwood 2004 Settlement                      Trust                   UK                    Michael S. Sherwood
Tracey 2004 Settlement                        Trust                   UK                      Mark J. Tracey
Westerman 2004 Settlement                     Trust                   UK                     Matthew Westerman
Zurrah Limited                             Corporation              Jersey                      Yoel Zaoui

         This Amendment No. 59 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 59 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

         Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

         (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

         The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

         On July 31, 2000, certain Covered Persons pledged some of their shares of Common Stock to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

         In addition, certain Covered Persons have pledged in the aggregate 988,644 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

         In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

         GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

   Exhibit                               Description
   -------                               -----------
      A.    Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the
            Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

      B.    Supplemental Registration Rights Instrument, dated as of December
            10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
            005-56295)).

      C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

      E.    Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

      F.    Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

      G.    Supplemental Registration Rights Instrument, dated as of December
            21, 2000 (incorporated by reference to Exhibit AA to Amendment No.
            12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
            005-56295)).

      H.    Supplemental Registration Rights Instrument, dated as of December
            21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The
            Goldman Sachs Group, Inc.).

      I.    Supplemental Registration Rights Instrument, dated as of December
            20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

      J.    Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

      K.    Supplemental Registration Rights Instrument, dated as of December
            19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

      L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
            June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.


     NAME     CITIZENSHIP    BUSINESS ADDRESS         PRESENT           CONVICTIONS OR        BENEFICIAL
                                                    EMPLOYMENT           VIOLATIONS OF     OWNERSHIP OF THE
                                                                       FEDERAL OR STATE   COMMON STOCK OF THE
                                                                        LAWS WITHIN THE      GOLDMAN SACHS
                                                                        LAST FIVE YEARS       GROUP, INC.

Steven M.         USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Bunson                      New York, NY          The Goldman Sachs                       outstanding shares
                            10004                 Group, Inc.                             of Common Stock.

Russell E.        USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Makowsky                    New York, NY          The Goldman Sachs                       outstanding shares
                            10004                 Group, Inc.                             of Common Stock.

Michael H.        UK        26 New Street,        Partner,                   None         None
Richardson                  St. Helier, Jersey,   Bedell Cristin
                            JE4 3RA

Anthony J.        UK        26 New Street,        Partner,                   None         None
Dessain                     St. Helier, Jersey,   Bedell Cristin
                            JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
   AND 2(E).  INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

       None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 20,418,973 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Bernstein, Stuart N.                       500        March 21, 2005              110.78
Chambolle Limited                       15,000        March 21, 2005              110.1
De Lathauwer, Michael G.                 3,000        March 21, 2005              110.73
Efron, Paul S.                          15,000        March 21, 2005              110.4729
Evans, J. Michael                       50,000        March 21, 2005              110.2447
Feldman, Steven M.                         725        March 21, 2005              110.0962
Gheewalla, Robert R.                     1,860        March 21, 2005              110.21
Greenwald, David J.                      2,000        March 21, 2005              110.3795
Heller, David B.                        15,000        March 21, 2005              110.3737
Jacob III, William L.                       12        March 21, 2005              110.25
Mastrocola, David J.                    10,000        March 21, 2005              110.7353
Singh, Ravi M.                             100        March 21, 2005              110.65
Singh, Ravi M.                           1,900        March 21, 2005              110.64
Singh, Ravi M.                           2,000        March 21, 2005              110.35
Sloan, Jeffrey S.                          500        March 21, 2005              110
Bernstein, Stuart N.                       500        March 22, 2005              110.74
Corrigan, E. Gerald                     10,000        March 22, 2005              109.1706
Hale Doty, Jana                          2,000        March 22, 2005              110
Dweck, Michael L.                        2,000        March 22, 2005              110.53
Evans, J. Michael                       50,000        March 22, 2005              110.6651
Feldman, Steven M.                         725        March 22, 2005              109.9848
Hayes, Keith L.                          1,325        March 22, 2005              109.75
Miele, Michael R.                        3,554        March 22, 2005              109.51
Moffitt, Philip J.                         700        March 22, 2005              110.62
Porges, Ellen R.                         2,920        March 22, 2005              109.54
Sloan, Jeffrey S.                          500        March 22, 2005              110.3
Biamonti, Jean-Luc                       4,137        March 23, 2005              108
Bott, Charles W. A.                      3,000        March 23, 2005              107.6
Cowen, Randolph L.                      10,000        March 23, 2005              108.0022
Feldman, Steven M.                         725        March 23, 2005              108.1952
Wilson III, Kendrick R.                 25,000        March 23, 2005              107.7524
Biamonti, Jean-Luc                       3,000        March 24, 2005              108.86
Corrigan, E. Gerald                      5,000        March 24, 2005              108.77
Daly, John S.                            1,000        March 24, 2005              109.15
Donohoe, Suzanne O.                      5,000        March 24, 2005              109.1804
Feldman, Steven M.                         725        March 24, 2005              108.9438
Kaplan, Robert S.                       25,000        March 24, 2005              109.2689
Donohoe, Suzanne O.                      5,000        March 28, 2005              109.5356
Feldman, Steven M.                         725        March 28, 2005              109.3648
Greenwald, David J.                      1,500        March 28, 2005              109.97
Kaplan, Robert S.                       75,000        March 28, 2005              109.6392

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Ong, Richard T.                         20,000        March 28, 2005              109
Cowen, Randolph L.                      10,000        March 29, 2005              110
Dibelius, Alexander C.                  35,000        March 29, 2005              110.3003
Evans, J. Michael                       33,000        March 29, 2005              110.2302
Feldman, Steven M.                         725        March 29, 2005              109.6272
Forst, Edward C.                        30,000        March 29, 2005              110
Goldenberg, Jeffrey B.                   5,000        March 29, 2005              110.24
Heller, David B.                        15,000        March 29, 2005              109.9073
Kingston, Timothy M.                     2,101        March 29, 2005              110
Moslow, Jeffrey M.                           9        March 29, 2005              110.16
Moslow, Jeffrey M.                       1,991        March 29, 2005              110.1725
Ong, Richard T.                         40,000        March 29, 2005              110.25
Rominger, Eileen P.                      3,110        March 29, 2005              110.5664
Scopellite, Steve M.                     2,592        March 29, 2005              110.5
Viniar, David A.                        50,000        March 29, 2005              109.5806
De Giorgi, Diego                         4,000        March 30, 2005              109.7263
De Lathauwer, Michael G.                 2,000        March 30, 2005              109.325
Donohoe, Suzanne O.                      5,000        March 30, 2005              109.6448
Evans, J. Michael                       17,000        March 30, 2005              109.5072
Feldman, Steven M.                         725        March 30, 2005              109.2162
Kennedy, Kevin W.                       25,000        March 30, 2005              109.6348
Lauto, John J.                           1,000        March 30, 2005              109.75
Machin, Mark G.                            200        March 30, 2005              109.35
Machin, Mark G.                            300        March 30, 2005              109.36
Machin, Mark G.                            500        March 30, 2005              109.34
Machin, Mark G.                            600        March 30, 2005              108.87
Machin, Mark G.                            768        March 30, 2005              108.88
Machin, Mark G.                          1,000        March 30, 2005              109.71
Machin, Mark G.                          2,000        March 30, 2005              109.78
Bernstein, Stuart N.                       500        March 31, 2005              110
Calcano, Lawrence V.                    20,000        March 31, 2005              110.0238
Christie, Robert J.                      3,000        March 31, 2005              110.0903
Efron, Paul S.                          10,000        March 31, 2005              110
Feldman, Steven M.                         725        March 31, 2005              109.7876
Governali, Frank J.                      2,300        March 31, 2005              109.5
HJS2 Limited                             5,000        March 31, 2005              110
Machin, Mark G.                            400        March 31, 2005              109.96
Machin, Mark G.                            600        March 31, 2005              109.94
Machin, Mark G.                          1,000        March 31, 2005              109.4
Machin, Mark G.                          1,000        March 31, 2005              109.8
Moslow, Jeffrey M.                       2,000        March 31, 2005              110.05
Tudor III, Robert B.                    30,000        March 31, 2005              110.0135
Cohen, Abby Joseph                      10,000        April 1, 2005               110.2067
Corrigan, E. Gerald                      5,000        April 1, 2005               109.5692
Feldman, Steven M.                         725        April 1, 2005               109.8614
HJS2 Limited                             5,000        April 1, 2005               111
Machin, Mark G.                          1,000        April 1, 2005               109.91
Machin, Mark G.                          1,000        April 1, 2005               110.35
Masterson, John J.                       2,000        April 1, 2005               110.3705
Mastrocola, David J.                    25,000        April 1, 2005               110.823
Ong, Richard T.                         40,000        April 1, 2005               110.74

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Rothenberg, Stuart M.                    5,000        April 1, 2005               111
Scopellite, Steve M.                     2,000        April 1, 2005               110.916
Bernstein, Stuart N.                       500        April 4, 2005               110.4
Biamonti, Jean-Luc                       3,000        April 4, 2005               109.15
Christie, Robert J.                     12,666        April 4, 2005               110.5856
Cohn, Gary D.                           10,000        April 4, 2005               110.3204
Cohn, Gary D.                           10,000        April 4, 2005               110.6204
Coulson Jr, Frank L.                     7,296        April 4, 2005               110.4074
De Giorgi, Diego                           202        April 4, 2005               110.15
De Giorgi, Diego                         2,200        April 4, 2005               110.14
De Lathauwer, Michael G.                 3,000        April 4, 2005               110.5
Dweck, Michael L.                        2,000        April 4, 2005               110.93
Feldman, Steven M.                         725        April 4, 2005               110.0248
Friedman, Richard A.                   100,000        April 4, 2005               110.0938
Machin, Mark G.                          1,000        April 4, 2005               109.6
Mastrocola, David J.                    20,000        April 4, 2005               111.125
Niederauer, Duncan L.                   25,000        April 4, 2005               110.4658
Ong, Richard T.                         13,133        April 4, 2005               111
Pace, Robert J.                         10,000        April 4, 2005               110.194
Westerman, Matthew C.                    3,064        April 4, 2005               110.1605
Bernstein, Stuart N.                       500        April 5, 2005               111.25
Bott, Charles W. A.                      2,447        April 5, 2005               110.95
Chambolle Limited                       15,000        April 5, 2005               110.95
Cohen, Abby Joseph                       6,633        April 5, 2005               111.444
Feldman, Steven M.                         725        April 5, 2005               111.1093
Green, Stefan                            3,000        April 5, 2005               111.47
Kennedy, Kevin W.                       25,000        April 5, 2005               111.3669
Lauto, John J.                           2,721        April 5, 2005               111.1176
Lieberman, Mitchell J.                   5,000        April 5, 2005               111.1614
Masterson, John J.                       1,500        April 5, 2005               111.22
Rothenberg, Stuart M.                    5,000        April 5, 2005               111.27
Bernstein, Stuart N.                     1,500        April 6, 2005               111.6433
Corrigan, E. Gerald                      7,500        April 6, 2005               111.8135
Crowder, Neil D.                           100        April 6, 2005               111.35
Crowder, Neil D.                           500        April 6, 2005               111.34
Crowder, Neil D.                         1,400        April 6, 2005               111.37
Hale Doty, Jana                          2,587        April 6, 2005               112
Feldman, Steven M.                         725        April 6, 2005               111.619
Fitzgerald, Stephen C.                  20,000        April 6, 2005               111
Friedman, Richard A.                    50,000        April 6, 2005               112.21
Gilbertson Jr., H. John                  3,695        April 6, 2005               112.1205
Governali, Frank J.                      3,000        April 6, 2005               112.1243
Grathwohl, William M.                    5,417        April 6, 2005               111.3556
HJS2 Limited                             5,000        April 6, 2005               112
Kimmelman, Douglas W.                   77,000        April 6, 2005               111.5
Manby, Charles G. R.                     7,000        April 6, 2005               110.95
Moslow, Jeffrey M.                       2,000        April 6, 2005               112
Moslow, Jeffrey M.                       2,000        April 6, 2005               112.411
Rothenberg, Stuart M.                    5,000        April 6, 2005               111.9226
Schiller, Howard B.                     20,000        April 6, 2005               111.9465
Sykes, Gene T.                          30,000        April 6, 2005               112.0105

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Tercek, Mark R.                         25,000        April 6, 2005               111.4024
Wellde Jr, George W.                    25,000        April 6, 2005               110.934
Bernstein, Stuart N.                     1,000        April 7, 2005               112.75
Biamonti, Jean-Luc                       3,000        April 7, 2005               113
Cowen, Randolph L.                      10,000        April 7, 2005               113.5582
De Giorgi, Diego                         2,000        April 7, 2005               113.74
Donohoe, Suzanne O.                      3,637        April 7, 2005               113.59
Ealet, Isabelle                            100        April 7, 2005               113.53
Ealet, Isabelle                            800        April 7, 2005               113.28
Ealet, Isabelle                          2,900        April 7, 2005               113.51
Ealet, Isabelle                          3,200        April 7, 2005               113.26
Efron, Paul S.                           5,000        April 7, 2005               113.7812
Feldman, Steven M.                         725        April 7, 2005               113.2848
Goldenberg, Jeffrey B.                   2,500        April 7, 2005               112.9904
Heyman, Bruce A.                           735        April 7, 2005               112.5
HJS2 Limited                             2,500        April 7, 2005               113.5
Hu, Zu Liu Frederick                     1,000        April 7, 2005               113
Jones, Adrian M.                         2,000        April 7, 2005               113.65
Kennedy, Kevin W.                       17,177        April 7, 2005               113.8443
Kenny, Thomas J.                         2,174        April 7, 2005               112.85
Lieberman, Mitchell J.                   2,000        April 7, 2005               113.61
Rothenberg, Stuart M.                    5,000        April 7, 2005               113
Backer, Dean C.                          2,000        April 8, 2005               114.0515
Corrigan, E. Gerald                      7,500        April 8, 2005               113.4775
Feldman, Steven M.                         725        April 8, 2005               113.3869
Greenwald, David J.                      1,492        April 8, 2005               113.33
Hu, Zu Liu Frederick                     1,000        April 8, 2005               114
Moslow, Jeffrey M.                         767        April 8, 2005               113.08
Raby, Jean                               1,000        April 8, 2005               114.12
Rafter, John J.                          3,000        April 8, 2005               114.032
RJG Holding Company                     75,000        April 8, 2005               113.3561
Wellde Jr, George W.                    20,000        April 8, 2005               112.8482
Bernstein, Stuart N.                       500        April 11, 2005              113.4
Chisholm, Andrew A.                     10,000        April 11, 2005              112.0893
Feldman, Steven M.                         725        April 11, 2005              112.8224
Pace, Robert J.                          5,000        April 11, 2005              112.53
Feldman, Steven M.                         725        April 12, 2005              110.9617
Kimmelman, Douglas W.                        2        April 12, 2005              111.15
Leven, Johan                             6,000        April 12, 2005              111.55
Mossavar-Rahmani, Sharmin                7,397        April 12, 2005              110.3547
Robinelli Limited                       30,000        April 12, 2005              111.5753
Feldman, Steven M.                         725        April 13, 2005              110.8093
Feldman, Steven M.                         725        April 14, 2005              109.4069
Flamand, Pierre-Henri                      728        April 14, 2005              109.86
O'Neill, Terence J.                     50,000        April 14, 2005              110.0664
Tracey, Mark J.                         10,000        April 14, 2005              108.964
Biamonti, Jean-Luc                       3,000        April 15, 2005              108.5
Carr, Michael J.                        20,000        April 15, 2005              95
Feldman, Steven M.                         725        April 15, 2005              108.031
Hickey, Stephen P.                       2,000        April 15, 2005              108.56
HJS2 Limited                            20,000        April 15, 2005              105

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Kimmelman, Douglas W.                   47,500        April 15, 2005              100
O'Neill, Terence J.                     50,000        April 15, 2005              108.1701
Willetts, Susan A.                      15,000        April 15, 2005              95
Daly, John S.                            1,500        April 18, 2005              107
Feldman, Steven M.                         725        April 18, 2005              107.1493
Holzer, Philip                             100        April 18, 2005              106.41
Holzer, Philip                             100        April 18, 2005              107.45
Holzer, Philip                             100        April 18, 2005              107.61
Holzer, Philip                             100        April 18, 2005              107.66
Holzer, Philip                             100        April 18, 2005              107.77
Holzer, Philip                             100        April 18, 2005              107.88
Holzer, Philip                             100        April 18, 2005              106.53
Holzer, Philip                             100        April 18, 2005              106.69
Holzer, Philip                             100        April 18, 2005              106.77
Holzer, Philip                             100        April 18, 2005              106.9
Holzer, Philip                             100        April 18, 2005              106.95
Holzer, Philip                             100        April 18, 2005              107.07
Holzer, Philip                             100        April 18, 2005              107.08
Holzer, Philip                             100        April 18, 2005              107.35
Holzer, Philip                             100        April 18, 2005              107.92
Sinha, Ravi                              2,000        April 18, 2005              106.7845
Conrad, Linnea K.                        3,000        April 19, 2005              107.28
Crowder, Neil D.                         1,000        April 19, 2005              107.6
Feldman, Steven M.                         770        April 19, 2005              107.3117
Gerhard, Peter C.                       22,534        April 19, 2005              107.2128
Goldenberg, Jeffrey B.                   2,500        April 19, 2005              107.7032
Kaplan, David A.                           100        April 19, 2005              107.2107
Kaplan, David A.                         4,280        April 19, 2005              107.2107
Mehra, Sanjeev K.                       14,100        April 19, 2005              107.2377
Conrad, Linnea K.                        1,000        April 20, 2005              104.784
Feldman, Steven M.                         770        April 20, 2005              105.2687
Kaplan, David A.                         4,480        April 20, 2005              106.0087
Ahmad, Syed H.                           2,200        April 21, 2005              105.52
Ahmad, Syed H.                          18,159        April 21, 2005              105.5
Berlinski, Milton R.                    27,000        April 21, 2005              104.4851
Feldman, Steven M.                         770        April 21, 2005              105.1719
Tracey, Mark J.                          5,000        April 21, 2005              105.5
Wishart, Michael S.                        512        April 21, 2005              105.8522
Wolstencroft, Tracy R.                  25,000        April 21, 2005              105.0842
Calcano, Lawrence V.                     2,500        April 22, 2005              105.52
De Giorgi, Diego                         1,014        April 22, 2005              105.18
Feldman, Steven M.                         773        April 22, 2005              104.6034
Manby, Charles G. R.                     5,000        April 22, 2005              104.541
Tercek, Mark R.                          7,400        April 22, 2005              104.2397
Walker, George H.                       19,000        April 22, 2005              104.4634
Wolstencroft, Tracy R.                  25,000        April 22, 2005              105.4301

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Varadhan, Ashok                            692        April 5, 2005               111.2772

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Kengeter, Carsten                          134        April 19, 2005              107.7
McGoldrick, Mark E.                      3,416        April 22, 2005              105

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                  NUMBER OF SHARES        TRADE DATE          PRICE PER SHARE (IN $)
--------------                  ----------------        ----------          ----------------------
Kennedy, Kevin W.                        1,000        March 24, 2005              109.18
Berlinski, Milton R.                     3,650        March 28, 2005              109.3253
Kennedy, Kevin W.                        2,000        March 28, 2005              109.7025
Nedelman, Jeffrey P.                       454        March 28, 2005              109.18
Gordon, Andrew M.                       15,000        March 31, 2005              110
Kennedy, Kevin W.                        1,000        March 30, 2005              109.53
Forst, Edward C.                        15,138        April 5, 2005               110.6258
Kennedy, Kevin W.                        1,000        April 5, 2005               111.62
Kimmelman, Douglas W.                   23,000        April 6, 2005               111.5
Kennedy, Kevin W.                        1,000        March 7, 2005               113.77
Kennedy, Kevin W.                          801        April 7, 2005               113.84
Gordon, Andrew M.                       10,000        April 8, 2005               114
Palm, Gregory K.                        10,000        April 13, 2005              110.6766
Gordon, Andrew M.                       15,000        April 15, 2005              100
Gordon, Andrew M.                       15,000        April 15, 2005              105
Gordon, Andrew M.                        1,500        April 15, 2005              100
Gordon, Andrew M.                        1,500        April 15, 2005              105
Woodruff, Jon A.                         3,000        April 15, 2005              100

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                                  STRIKE                                    NUMBER OF
                                                    NUMBER OF     PRICE      SALES PRICE      NUMBER OF       SHARES
       COVERED PERSON         DATE OF EXERCISE       OPTIONS      (IN $)        (IN $)       SHARES SOLD     RETAINED
       --------------         ----------------       -------      ------        ------       -----------     --------
Dweck, Jay S.                  March 21, 2005           18,838      53        110.0029           18,838             0
Feldman, Steven M.             March 21, 2005            3,044      53        110.0029            3,044             0
Gilbertson Jr, H. John         March 21, 2005           10,000      53        110.0029           10,000             0
Jacob III, William L.          March 21, 2005            2,750      53        110.0029            2,750             0
Ross, Ivan.                    March 21, 2005            4,000      53        110.0029            4,000             0
Clark, Kent A.                 March 22, 2005           22,642      53        110.0509           22,642             0
Conigliaro, Laura C.           March 22, 2005           13,000      53        110.0509           13,000             0
Dees, Daniel L.                March 22, 2005            5,940      53        110.0509            5,940             0
Giglio, Gary T.                March 22, 2005           20,000      53        110.0509           20,000             0
Greenwald, David J.            March 22, 2005            5,000      53        110.0509            5,000             0
Holzer, Philip                 March 22, 2005            1,892      53        110.0509              913           979
Jacob III, William L.          March 22, 2005            2,750      53        110.0509            2,750             0
Morgan III, J. Ronald          March 22, 2005            1,500      53        110.0509            1,500             0
Philip, David B.               March 22, 2005            2,000      53        110.0509            2,000             0
Ravitch, Joseph                March 22, 2005            4,350      53        110.0509            4,350             0
Trevor, Stephen S.             March 22, 2005            4,075      53        110.0509            4,075             0
Uniacke, Kaysie P.             March 22, 2005           34,461      53        110.0509           34,461             0
Katzman, James C.              March 23, 2005           10,832      53        108.1216           10,832             0
Kiritani, Shigeki              March 23, 2005            4,218      82.875    108.1216            3,599           619
Nachmann, Marc O.              March 23, 2005            2,000      91.61     108.1216            2,000             0
Nachmann, Marc O.              March 23, 2005               42      91.61           *             *                42
Singh, Ravi M.                 March 23, 2005           10,000      53        108.1216           10,000             0
Gheewalla, Robert R.           March 24, 2005            4,000      53        108.864             4,000             0
Morgan III, J. Ronald          March 24, 2005              875      53        108.864               875             0

                                                                  STRIKE                                    NUMBER OF
                                                    NUMBER OF     PRICE      SALES PRICE      NUMBER OF       SHARES
       COVERED PERSON         DATE OF EXERCISE       OPTIONS      (IN $)        (IN $)       SHARES SOLD     RETAINED
       --------------         ----------------       -------      ------        ------       -----------     --------
Smith, Michael M.              March 24, 2005            1,250      53        108.864             1,250             0
York Jr, W.                    March 24, 2005            3,000      53        108.864             3,000             0
Bu, John J.                    March 28, 2005           10,000      53        109.2918           10,000             0
De Giorgi, Diego               March 28, 2005            3,609      53        109.2918            3,609             0
Ross, Ivan                     March 28, 2005            4,000      53        109.2918            4,000             0
Carhart, Mark M.               March 29, 2005           13,000      53        109.5296           13,000             0
Clark, Kent A.                 March 29, 2005           22,642      53        109.5296           22,642             0
Dees, Daniel L.                March 29, 2005            1,978      53        109.5296            1,978             0
Feldman, Steven M.             March 29, 2005           17,500      53        109.5296           17,500             0
Gheewalla, Robert R.           March 29, 2005            4,000      53        109.5296            4,000             0
Greenwald, David J.            March 29, 2005            5,000      53        109.5296            5,000             0
Holzer, Philip                 March 29, 2005            3,434      82.875    109.5296            2,803           631
Holzer, Philip                 March 29, 2005            2,350      82.875    109.5296            1,780           570
McNiff, Audrey A.              March 29, 2005            2,000      53        109.5296            2,000             0
Morgan III, J. Ronald          March 29, 2005              875      53        109.5296              875             0
Philip, David B.               March 29, 2005            4,000      53        109.5296            4,000             0
Ravitch, Joseph                March 29, 2005            3,000      53        109.5296            3,000             0
Trevor, Stephen S.             March 29, 2005            4,075      53        109.5296            4,075             0
York Jr, W.                    March 29, 2005            3,794      53        109.5296            3,794             0
Altuzarra, Philippe J.         March 30, 2005           70,000      53        109.1514           70,000             0
Dees, Daniel L.                March 30, 2005            1,978      53        109.1514            1,978             0
Scherr, Stephen M.             March 30, 2005            7,915      53        109.1514            7,915             0
Dees, Daniel L.                March 31, 2005            1,979      53        109.6411            1,979             0
Gaglioti, Enrico S.            March 31, 2005            2,275      53        109.6411            2,275             0
Gheewalla, Robert R.           March 31, 2005            3,000      53        109.6411            3,000             0
Kingston, Timothy M.           March 31, 2005            4,080      53        109.6411            4,080             0
Markwick, Robert J.            March 31, 2005           30,000      53        109.6411           30,000             0
McNiff, Audrey A.              March 31, 2005            2,000      53        109.6411            2,000             0
Morgan III, J. Ronald          March 31, 2005              875      53        109.6411              875             0
Philip, David B.               March 31, 2005            4,000      53        109.6411            4,000             0
Ravitch, Joseph                March 31, 2005            3,500      53        109.6411            3,500             0
Ross, Ivan                     March 31, 2005            3,000      53        109.6411            3,000             0
Singh, Ravi M.                 March 31, 2005            6,903      53        109.6411            6,903             0
Smith, Michael M.              March 31, 2005            3,000      53        109.6411            3,000             0
Uniacke, Kaysie P.             March 31, 2005           17,230      53        109.6411           17,230             0
DiSabato, Joseph P.            April 1, 2005            12,500      53        109.5879           12,500             0
Jones, Adrian M.               April 1, 2005            21,757      53        109.5879           21,757             0
Jones, Adrian M.               April 1, 2005               466      53        109.5879              466             0
Matsui, Kathy M.               April 1, 2005             2,000      82.875    109.5879            2,000             0
Varadhan, Ashok                April 4, 2005            20,808      82.875    109.98             20,808             0
Williams, Todd A.              April 4, 2005            10,000      53        109.98             10,000             0
Broderick, Craig W.            April 5, 2005            15,000      106       221.8658           15,000             0
Cardinale, Gerald J.           April 5, 2005             1,101      53        110.9329            1,101             0
Casciato, Chris                April 5, 2005            61,000      53        110.9329           61,000             0
Feldman, Steven M.             April 5, 2005            17,500      53        110.9329           17,500             0
Flamand, Pierre-Henri          April 5, 2005             6,567      82.875    110.9329            5,594           973
Gaglioti, Enrico S.            April 5, 2005             2,000      53        110.9329            2,000             0
Gheewalla, Robert R.           April 5, 2005             4,000      53        110.9329            4,000             0
Guth, Celeste A.               April 5, 2005             5,000      53        110.9329            5,000             0
Jacob III, William L.          April 5, 2005             2,750      53        110.9329            2,750             0

                                                                  STRIKE                                    NUMBER OF
                                                    NUMBER OF     PRICE      SALES PRICE      NUMBER OF       SHARES
       COVERED PERSON         DATE OF EXERCISE       OPTIONS      (IN $)        (IN $)       SHARES SOLD     RETAINED
       --------------         ----------------       -------      ------        ------       -----------     --------
McNiff, Audrey A.              April 5, 2005             2,000      53        110.9329            2,000             0
Morgan III, J. Ronald          April 5, 2005             1,000      53        110.9329            1,000             0
Philip, David B.               April 5, 2005             6,000      53        110.9329            6,000             0
Ravitch, Joseph                April 5, 2005             4,500      53        110.9329            4,500             0
Ross, Ivan                     April 5, 2005             3,500      53        110.9329            3,500             0
Scopellite, Steve M.           April 5, 2005            17,607      53        110.9329           17,607             0
Smith, Michael M.              April 5, 2005             2,000      53        110.9329            2,000             0
Trevor, Stephen S.             April 5, 2005             4,075      53        110.9329            4,075             0
Uniacke, Kaysie P.             April 5, 2005            17,231      53        110.9329           17,231             0
Gilbertson Jr., H. John        April 6, 2005            13,651      53        111.6375           13,651             0
King Jr., Robert C.            April 6, 2005            83,156      53        111.6375           83,156             0
Matsui, Kathy M.               April 6, 2005             2,000      82.875    111.6375            2,000             0
Nachmann, Marc O.              April 6, 2005             2,000      91.61     111.6375            2,000             0
Nachmann, Marc O.              April 6, 2005                45      91.61           *             *                45
Resnick, Jeffrey A.            April 6, 2005             2,869      82.875    111.6375            2,451           418
Gerhard, Peter C.              April 7, 2005            64,560      82.875    113.2211           64,560             0
Lauto, John J.                 April 7, 2005            10,764      53        113.2211           10,764             0
Mattson, George N.             April 7, 2005             3,000      53        113.2211            3,000             0
McNiff, Audrey A.              April 7, 2005             2,000      53        113.2211            2,000             0
Morgan III, J. Ronald          April 7, 2005             1,250      53        113.2211            1,250             0
Moslow, Jeffrey M.             April 7, 2005             4,632      53        113.2211            4,632             0
Philip, David B.               April 7, 2005             4,000      53        113.2211            4,000             0
Ravitch, Joseph                April 7, 2005             1,500      53        113.2211            1,500             0
Singh, Ravi M.                 April 7, 2005            10,000      53        113.2211           10,000             0
Smith, Michael M.              April 7, 2005             3,500      53        113.2211            3,500             0
Carhart, Mark M.               April 8, 2005            12,741      53        113.1919           12,741             0
Gheewalla, Robert R.           April 8, 2005             4,000      53        113.1919            4,000             0
Kimmelman, Douglas W.          April 8, 2005            32,388      82.875    113.1919           32,388             0
Kimmelman, Douglas W.          April 8, 2005            43,930      91.61     113.1919           43,930             0
Kingston, Timothy M.           April 8, 2005            10,000      53        113.1919           10,000             0
Matsui, Kathy M.               April 8, 2005             2,045      82.875    113.1919            2,045             0
McNiff, Audrey A.              April 8, 2005             2,000      53        113.1919            2,000             0
Morgan III, J. Ronald          April 8, 2005             1,000      53        113.1919            1,000             0
Philip, David B.               April 8, 2005             3,768      53        113.1919            3,768             0
Porges, Ellen R.               April 8, 2005             7,200      53        113.1919            7,200             0
Ravitch, Joseph                April 8, 2005             1,000      53        113.1919            1,000             0
Resnick, Jeffrey A.            April 8, 2005             2,500      82.875    113.1919            2,500             0
York Jr, W.                    April 8, 2005             5,000      53        113.1919            5,000             0
Resnick, Jeffrey A.            April 11, 2005            2,500      82.875    112.2914            2,146           354
de Mallmann, Francois-Xavier   April 12, 2005              180      82.875    110.9679              135            45
Feldman, Steven M.             April 12, 2005           17,500      53        110.9679           17,500             0
Gilbertson Jr., H. John        April 12, 2005           15,000      53        110.9679           15,000             0
Greenwald, David J.            April 12, 2005            5,000      53        110.9679            5,000             0
Jacob III, William L.          April 12, 2005            2,797      53        110.9679            2,797             0
Trevor, Stephen S.             April 12, 2005            4,075      53        110.9679            4,075             0
Gheewalla, Robert R.           April 13, 2005            5,000      53        110.2302            5,000             0
Lauto, John J.                 April 13, 2005           10,000      53        110.2302           10,000             0
Russo, Paul M.                 April 13, 2005           20,000      53        110.2302           20,000             0
Ben Brahim, Driss              April 15, 2005            8,634      53        107.7595            8,634             0

                                                                  STRIKE                                    NUMBER OF
                                                    NUMBER OF     PRICE      SALES PRICE      NUMBER OF       SHARES
       COVERED PERSON         DATE OF EXERCISE       OPTIONS      (IN $)        (IN $)       SHARES SOLD     RETAINED
       --------------         ----------------       -------      ------        ------       -----------     --------
Ben Brahim, Driss              April 15, 2005              157      53        107.7595              157             0
Diaz, Armando A.               April 15, 2005           13,384      53        107.7595           13,384             0
Nachmann, Marc O.              April 18, 2005            2,988      91.61     106.898             2,988             0
Nachmann, Marc O.              April 18, 2005               65      91.61           *             *                65
Bu, John J.                    April 19, 2005            7,052      53        107.2135            7,052             0
Feldman, Steven M.             April 19, 2005           17,503      53        107.2135           17,503             0
Greenwald, David J.            April 19, 2005            5,000      53        107.2135            5,000             0
Morgan III, J. Ronald          April 19, 2005              710      53        107.2135              710             0
Philip, David B.               April 19, 2005            5,500      53        107.2135            5,500             0
Ravitch, Joseph                April 19, 2005            1,000      53        107.2135            1,000             0
Russo, Paul M.                 April 19, 2005           17,374      53        107.2135           17,374             0
Smith, Michael M.              April 19, 2005            2,500      53        107.2135            2,500             0
Weinstein, Gregg S.            April 19, 2005            6,322      53        107.2135            6,322             0
Zhang, Kevin                   April 19, 2005            7,147      53        107.2135            7,147             0
Devenish, Martin R.            April 20, 2005            6,020      53        104.979             6,020             0
Morgan III, J. Ronald          April 20, 2005              710      53        104.979               710             0
Philip, David B.               April 20, 2005            2,750      53        104.979             2,750             0
Smith, Michael M.              April 20, 2005            1,500      53        104.979             1,500             0
Morgan III, J. Ronald          April 21, 2005              707      53        105.3233              707             0
Philip, David B.               April 21, 2005            2,750      53        105.3233            2,750             0
Gonsalves, Gregg A.            April 22, 2005            7,000      53        104.5085            7,000             0
Ransom, Charlotte P.           April 22, 2005           63,945      106       209.017            63,945             0

*This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON               TRANSFER DATE      NUMBER OF SHARES
--------------               -------------      ----------------
Wilson III, Kendrick R.      March 23, 2005              4,000
Forst, Edward C.             March 29, 2005                460
Tercek, Mark R.              March 29, 2005             72,693
Niederauer, Duncan L.        March 30, 2005                692
Mastrocola, David J.         April 8, 2005                 750
Sanders, J. Michael          April 22, 2005                400

                                                                         ANNEX F

ITEM 6.  DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS

The following Covered Persons have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                           CALL WRITTEN
                              OR PUT        NUMBER OF     STRIKE
    COVERED PERSON          PURCHASED        SHARES        PRICE     MATURITY DATE      TRANSACTION DATE
    --------------          ---------        ------        -----     -------------      ----------------
Aberg, Peter C.            Call Written          7,500      $110    July 16, 2005       January 21, 2005
Calcano, Lawrence V.       Call Written         10,000       115    January 21, 2006    January 21, 2005
Calcano, Lawrence V.       Call Written         15,000       110    January 21, 2006    January 21, 2005
Bernstein, Stuart N.       Call Written          1,000       115    July 16, 2005       March 24, 2005
Bernstein, Stuart N.       Call Written          1,000       110    July 16, 2005       March 29, 2005
Bernstein, Stuart N.       Call Written            500       115    October 22, 2005    April 5, 2005
Bernstein, Stuart N.       Call Written          3,500       120    October 22, 2005    April 11, 2005
Corrigan, E. Gerald        Put Purchased       125,000        90    January 21, 2006    November 3, 2004
Corrigan, E. Gerald        Call Written         40,000       120    January 21, 2006    January 3, 2005
Corrigan, E. Gerald        Call Written         65,000       100    January 21, 2006    April 20, 2005
Cowen, Randolph L.         Call Written         10,000       110    July 16, 2005       March 23, 2005
Cole, Christopher A.       Call Written         30,000       125    October 22, 2005    April 7, 2005
Cole, Christopher A.       Call Written         10,000       130    October 22, 2005    April 11, 2005
Cole, Christopher A.       Call Written          3,500       130    January 21, 2006    April 12, 2005
Gerhard, Peter C.          Call Written         50,000       115    January 21, 2006    March 18, 2005
Gerhard, Peter C.          Call Written         25,000       110    January 21, 2006    April 1, 2005
Tercek, Mark R.            Call Written         50,000       115    July 16, 2005       January 21, 2005

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2005



                                    By:    /s/ Kenneth L. Josselyn
                                           -----------------------------
                                    Name:  Kenneth L. Josselyn
                                    Title: Attorney-in-Fact

                                  EXHIBIT INDEX

   Exhibit                               Description
   -------                               -----------

      A.    Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

      B.    Supplemental Registration Rights Instrument, dated as of December
            10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
            005-56295)).

      C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

      E.    Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

      F.    Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

      G.    Supplemental Registration Rights Instrument, dated as of December
            21, 2000 (incorporated by reference to Exhibit AA to Amendment No.
            12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
            005-56295)).

      H.    Supplemental Registration Rights Instrument, dated as of December
            21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The
            Goldman Sachs Group, Inc.).

      I.    Supplemental Registration Rights Instrument, dated as of December
            20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

      J.    Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

      K.    Supplemental Registration Rights Instrument, dated as of December
            19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

      L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
            June 22, 2004 (File No. 005-56295)).